Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

May 6, 2021	www.freseniusmedicalcare.com

Fresenius Medical Care delivers solid first quarter in light of the COVID-19 pandemic, confirms outlook for 2021

-	Organic treatment growth impacted by COVID-19 pandemic as expected
-	Reported revenue and earnings continued to be adversely affected by exchange rate effects
-	Earnings development supported by phasing and expected lower SG&A expense anticipated to reverse throughout the year
-	Vaccination of patients accelerated to 51 percent globally
-	Financial targets for FY 2021 confirmed

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “The COVID-19 pandemic continues to plague our societies and especially our vulnerable patients. We are very grateful that we are increasingly allowed to directly vaccinate our dialysis patients in our clinics. By doing so, we can support healthcare systems, contribute to saving lives and overcoming this health crisis as fast as possible. While we have seen significant progress in the roll-out and adoption of vaccinations globally, COVID-19 infection rates in several countries remain high. This will, unfortunately, continue to affect many of our patients. Consequently, this will also continue to impact our organic growth and weigh on our earnings development throughout the year. As the underlying development in the first three months was in line with our expectations, we confirm our guidance for the full year 2021.”

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Key figures (IFRS)

	Q1 2021 EUR m	Q1 2020 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,210	4,488	-6%	+1%
Operating income	474	555	-15%	-8%
Net income[1]	249	283	-12%	-6%
Basic EPS (EUR)	0.85	0.95	-10%	-4%

cc = at constant currency, EPS = earnings per share

COVID-19 impact on organic growth continues to accumulate as expected

The adverse COVID-19 impact on organic growth in the Health Care Services business amounted to around 350 basis points in the first quarter. While monthly excess mortality continuously declined since February, it is expected to further accumulate and peak in the second quarter.

Besides Fresenius Medical Care’s comprehensive measures to reduce infection risks and maintain safe operations in its dialysis centers, vaccinations are crucial for containing the COVID-19 pandemic. In several countries, Fresenius Medical Care has made its dialysis clinics available for the direct vaccination of patients and, where requested, the general public. At the end of March, the U.S. government agreed to directly allocate COVID-19 vaccine to dialysis centers nationwide. At Fresenius Medical Care’s U.S. facilities, more than 64% of patients and 47% of dialysis center staff have been at least partially vaccinated. The Company is making further progress every day. On a global basis, about 51 percent of Fresenius Medical Care’s patients have received at least one vaccination.

Outlook

Fresenius Medical Care confirms its outlook for FY 2021 as outlined on February 23, 2021. The Company expects revenue to grow at a low- to mid-single digit percentage rate and net income to decline at a high-teens to mid-twenties percentage rate against the 2020 base.2

1 Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

2 These targets are based on the 2020 results excluding the impairment of goodwill and trade names in the Latin America Segment of EUR 195 million. They are inclusive of anticipated COVID-19 effects, in constant currency and exclude special items. Special items include costs related to FME25 and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

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The Company continues to monitor closely the latest COVID-19-related developments in respect to additional variants of the virus and potential surges in different regions.

Fresenius Medical Care will experience an adverse earnings effect due to the U.S. government delaying the CKCC models (Comprehensive Kidney Care Contracting) by nine months to January 1, 2022. This effect will be offset by the further extension of the U.S. Medicare sequestration relief from April 1, 2021 until the end of 2021.

To support its 2025 strategy, further strengthen profitability and compensate for the negative earnings effects of the COVID-19 pandemic, Fresenius Medical Care has initiated the FME25 program. The Company is currently undergoing a detailed review of its global operating model and will provide an update in the second half of 2021.

Driving value-based care

Fresenius Medical Care aims to build sustainable partnerships with payors to support the transition from a fee-for-service to a pay-for-performance healthcare system. This applies equally to reimbursement models of commercial and public insurers. In the U.S., Fresenius Medical Care recently extended its value-based arrangement with Aetna, Inc., a provider of health insurance and related services and subsidiary of CVS Health Corporation, to include patients enrolled in Medicare Advantage. In late 2020, Fresenius Medical Care expanded its cooperation with health insurer Humana and thereby implemented the existing clinical network contract as a value-based payment model.

Revenue and earnings impacted by COVID-19 and exchange rate effects

Revenue declined by 6% to EUR 4,210 million (+1% at constant currency). Organic growth amounted to 1%.

Health Care Services revenue decreased by 7% to EUR 3,325 million (+1% at constant currency, +1% organic). The decline was mainly due to a negative exchange rate effect, the absence of a prior-year partial reversal of a revenue recognition adjustment, the impact from COVID-19 and lower reimbursement for calcimimetics.

Health Care Products revenue declined by 1% to EUR 885 million (+4% at constant currency, +5% organic). Headwinds from exchange rates and lower sales of acute care products as well as in-center disposables were partially offset by higher sales of machines for chronic treatment, peritoneal dialysis products and home hemodialysis products.

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Operating income decreased by 15% to EUR 474 million (-8% at constant currency), resulting in a margin of 11.3% (Q1 2020: 12.4%). The decrease was mainly driven by effects from COVID-19 across all regions, higher personnel expenses and a significant negative exchange rate effect. In addition, operating income was negatively affected by a positive prior-year effect from the divestiture of cardiovascular clinics and a prior-year partial reversal of a revenue recognition adjustment. These negative effects were partially offset by an improved payor mix, mainly driven by Medicare Advantage, and expected lower SG&A expense, which are anticipated to reverse in the remainder of the year.

Net income1 declined by 12% to EUR 249 million (-6% at constant currency). Besides the above-mentioned operating earnings effects, net income was supported by a 27% decrease of net interest expense to EUR 76 million (Q1 2020: EUR 104 million).

The first quarter 2020 included negative COVID-19 effects that reversed in Q2 2020, including the compensation received under the CARES Act, and therewith increase the base for the second quarter 2021. These base effects impact the phasing of net income growth in 2021.

Basic earnings per share (EPS) decreased by 10% to EUR 0.85 (-4% at constant currency). The decline as a result of the above-mentioned earnings effects was partially offset by a decrease in the average weighted number of shares outstanding due to the redemption of shares following the completed share buyback program.

Cash flow development

Fresenius Medical Care generated EUR 208 million of operating cash flow (Q1 2020: EUR 584 million), resulting in a margin of 4.9% (Q1 2020: 13.0%). The decline was driven by the seasonality in invoicing and periodic delays in payment of public health care organizations.

Free cash flow3 amounted to EUR 29 million (Q1 2020: EUR 304 million), resulting in a margin of 0.7% (Q1 2020: 6.8%).

Regional developments

In North America, revenue declined by 9% to EUR 2,899 million (-1% at constant currency, -1% organic). Besides a sizable negative exchange rate effect, this was mainly due to a substantial negative impact of COVID-19 on the Services business and lower reimbursement for calcimimetics.

3 Net cash used in operating activities, after capital expenditures, before acquisitions, investments and dividends

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Operating income in North America declined by 14% to EUR 399 million (-6% at constant currency), resulting in a margin of 13.7% (Q1 2020: 14.5%). The decrease was mainly due to the effects of COVID-19, higher personnel expense, headwinds from exchange rates, a positive prior-year effect from the divestiture of cardiovascular clinics, a prior-year partial reversal of a revenue recognition adjustment and a lower contribution from calcimimetics. This was mitigated by an improved payor mix, mainly driven by an increased Medicare Advantage share, contributions from acquisitions and lower SG&A expense due to favorable phasing.

Revenue in EMEA decreased by 1% and amounted to EUR 670 million (+1% at constant currency, +1% organic). This was mainly driven by the unfavorable effects of COVID-19 and negative exchange rate effects.

Operating income in the EMEA region declined by 21% to EUR 80 million (-21% at constant currency), resulting in a margin of 11.9% (Q1 2020: 14.9%). The prior-year base benefitted from the revaluation of an investment. In addition, the decline was mainly driven by an unfavorable country mix in the Products business, a decrease in dialysis days as well as higher cost for personnel and supplies in certain countries. This was partially offset by lower bad debt expense.

In Asia-Pacific, revenue increased by 6% to EUR 471 million (+10% at constant currency, +11% organic), mainly due to organic growth in the Services and Product businesses as well as contributions from acquisitions. This was partially offset by the effect of clinics closed or sold in the prior year.

Operating income grew by 11% to EUR 85 million (+14% at constant currency), resulting in a margin of 18.1% (Q1 2020: 17.3%). The prior-year base benefited from a gain from the deconsolidation of clinics. The increase was mainly driven by business growth and a favorable impact from manufacturing.

Including a very significant headwind from exchange rates and a negative effect from COVID-19, Latin America revenue decreased by 5% to EUR 159 million (+17% at constant currency, +15% organic). Operating income in Latin America declined by 3% to EUR 7 million (+3% at constant currency), resulting in a margin of 4.2% (Q1: 2020: 4.1%).

Patients, Clinics and Employees

As of March 31, 2021, Fresenius Medical Care treated 344,476 patients in 4,110 dialysis clinics worldwide. At the end of the first quarter, the Company had 124,995 employees (full-time equivalents) worldwide, compared to 121,403 employees as of March 31, 2020.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter of 2021 on May 6, 2021 at 3:30 p.m. CET / 9:30 a.m. ET. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

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Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results of the first quarter of 2021. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,110 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 344.476 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Statement of earnings
in € million, except share data

	Three months ended March 31
				Change
	2021	2020	Change	at cc
Health Care Services	3,325	3,595	-7.5%	0.7%
Health Care Products	885	893	-0.9%	4.3%
Revenue	4,210	4,488	-6.2%	1.4%

Costs of revenue	3,003	3,097	-3.0%	5.1%
Gross profit	1,207	1,391	-13.2%	-6.9%
Selling, general and administrative	712	810	-12.1%	-5.9%
Research and development	49	46	5.9%	10.1%
Income from equity method investees	(28)	(20)	36.0%	36.5%
Operating income	474	555	-14.6%	-8.3%

Interest expense, net	76	104	-27.0%	-21.6%
Income before taxes	398	451	-11.7%	-5.2%
Income tax expense	94	100	-6.7%	-0.1%
Net income	304	351	-13.1%	-6.7%
Net income attributable to noncontrolling interests	55	68	-18.1%	-10.6%
Net income[1]	249	283	-11.9%	-5.8%

Weighted average number of shares	292,878,085	297,842,343

Basic earnings per share	€0.85	€0.95	-10.5%	-4.2%
In percent of revenue
Operating income margin	11.3%	12.4%

[1]	Attributable to shareholders of FMC-AG & Co. KGaA

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